Exhibit 99.1

Corporación América Airports S.A. Reports October 2025 Passenger Traffic

Total passenger traffic up 10.2% YoY, up 11.6% YoY in Argentina

International passenger traffic up 11.6% YoY; up 15.1% YoY in Argentina

Luxembourg, November 21, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 10.2% year-on-year (YoY) increase in passenger traffic in October 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Oct'25	Oct'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,925	3,596	9.1%	36,688	33,561	9.3%
International Passengers (thousands)	2,994	2,684	11.6%	28,637	25,848	10.8%
Transit Passengers (thousands)	710	646	10.0%	6,673	6,030	10.7%
Total Passengers (thousands)[1]	7,630	6,927	10.2%	71,998	65,440	10.0%
Cargo Volume (thousand tons)	39.3	38.8	1.1%	325.9	318.6	2.3%
Total Aircraft Movements (thousands)	76.6	71.7	6.9%	727.6	681.8	6.7%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.6%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 10.2% in October compared to the same month in 2024. Domestic passenger traffic rose by 9.1% year over year (YoY), largely driven by Argentina, along with strong performance in Brazil. Meanwhile, international traffic grew by 11.6%, with all operating countries contributing positively YoY and particularly strong results in Argentina and Armenia. Notably, Argentina accounted for almost 60% of the total YoY traffic growth in October.

In Argentina, total passenger traffic increased by 11.6% YoY, driven by strong performance across both the international and domestic segments. Domestic traffic grew by 9.9% YoY, supported by increased frequencies by Flybondi on its routes from Buenos Aires to San Juan, Mendoza, Salta, and Jujuy. International traffic also remained solid, rising 15.1% YoY, supported by several developments, including LATAM’s resumption of operations from Córdoba to São Paulo, and increased operations by Air Canada and Emirates to five and seven weekly flights, respectively. Additionally, in October, Delta resumed its New York route, operating through March 2026.

In Italy, passenger traffic grew by 6.8% compared to the same month in 2024, mainly supported by an increase in flight frequencies by Ryanair. International passenger traffic, which accounted for over 80% of total traffic, rose by 7.9% YoY, driven by a 12.2% increase at Florence Airport and a 4.8% increase at Pisa Airport. Domestic passenger traffic grew by 1.8% YoY, supported by a strong performance at Pisa Airport (+8.7%) due to the increase in Ryanair’s flight frequencies, partially offset by a 16.3% decline at Florence Airport.

In Brazil, total passenger traffic increased by 9.8% YoY, reflecting an improvement in traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for almost 60% of total traffic, rose by a strong 10.3% YoY, while transit passengers increased by 8.5% YoY. Notably, although representing a small share of total traffic (5%), international traffic grew by 13.2% YoY.

In Uruguay, total passenger traffic, predominantly international, increased by 6.9% YoY, recovering from the decline recorded in September, when operations were suspended for two days due to the installation of the new Category IIIb Precision Instrument Landing System (ILS CAT IIIb) on the main runway.

In Ecuador, where security concerns persist, passenger traffic increased by 1.2% YoY, rebounding from the decline in September caused by runway repaving work that required a two-day suspension of operations. International traffic grew by 2.3% YoY, while domestic traffic increased by 0.8% YoY. High airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by a strong 15.3% YoY, supported by the introduction of new airlines and routes, as well as increased flight frequencies. In October, Wizz Air launched a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and adding eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume increased by 1.1% YoY, with positive contributions from Uruguay, Armenia and Argentina. Performance by country was as follows: Uruguay (+19.4%), Armenia (+7.3%), Argentina (+3.6%), Ecuador (-5.7%), Italy (-8.2%), and Brazil (-14.4%). Argentina, Brazil, and Armenia accounted for 80% of total cargo volume in October.

Aircraft movements increased by 6.9% YoY, with positive contributions from all countries of operation: Armenia (+13.5%), Italy (+9.8%), Ecuador (+9.0%), Brazil (+7.9%), Argentina (+5.5%), and Uruguay (+0.5%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in October.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Oct'25	Oct'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	4,031	3,612	11.6%	38,966	34,257	13.7%
Italy	931	872	6.8%	8,578	7,919	8.3%
Brazil (1)	1,533	1,397	9.8%	13,743	12,907	6.5%
Uruguay	196	184	6.9%	1,904	1,865	2.1%
Ecuador	393	388	1.2%	3,926	3,914	0.3%
Armenia	545	473	15.3%	4,881	4,577	6.6%
TOTAL	7,630	6,927	10.2%	71,998	65,440	10.0%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.6% for CAAP and 9.6% for Brazil.

Cargo Volume (tons)
Argentina	21,215	20,471	3.6%	170,727	164,620	3.7%
Italy	1,189	1,295	-8.2%	10,588	10,726	-1.3%
Brazil	5,540	6,473	-14.4%	52,002	53,833	-3.4%
Uruguay	3,536	2,962	19.4%	29,126	25,972	12.1%
Ecuador	2,936	3,112	-5.7%	29,538	30,893	-4.4%
Armenia	4,835	4,504	7.3%	33,919	32,574	4.1%
TOTAL	39,252	38,817	1.1%	325,899	318,618	2.3%
Aircraft Movements
Argentina	41,085	38,947	5.5%	396,351	367,152	8.0%
Italy	8,678	7,900	9.8%	77,649	71,913	8.0%
Brazil	13,461	12,474	7.9%	125,183	119,836	4.5%
Uruguay	2,644	2,632	0.5%	26,931	26,191	2.8%
Ecuador	6,886	6,320	9.0%	65,247	63,240	3.2%
Armenia	3,851	3,392	13.5%	36,216	33,462	8.2%
TOTAL	76,605	71,665	6.9%	727,577	681,794	6.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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